

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2010

Mr. Thomas C. Elliott
Chief Financial Officer
Resource America, Inc.
One Crescent Drive, Suite 203
Philadelphia, PA 19112

> **Re: Resource America, Inc.**
> **Form 10-K for the year ended September 30, 2009**
> **Filed December 14, 2009**
> **File No. 000-04408**

Dear Mr. Elliott:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant